ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

April 24, 2014
George G. Baxter
(617) 951-7748
george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 56

Dear Ms. Dubey:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 56 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 31, 2014 in connection with the annual update of its Registration Statement for all existing series of the Trust (each, a “Fund” and together, the “Funds”). We received your oral comments regarding the 485(a) Amendment via telephone on March 20, 2014. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 57 (the “485(b) Amendment”) to the Trust’s Registration Statement, filed March 28, 2014, pursuant to Rule 485(b) under the Securities Act.

Prospectus

1.	Comment: The Staff notes that Trust intends to update by amendment the section titled “Prior Related Performance Information” to include, as applicable, annualized 1-year, 3-year, 5-year, 10-year and Since Inception returns for all composites and requests that Trust submit updated performance data to the Staff via EDGAR correspondence, prior to the filing of the 485(b) Amendment.

Response: As requested, the Trust provided the Staff, via EDGAR correspondence on March 25, 2014, updated performance data for the section titled “Prior Related Performance Information.” Disclosures presented in that correspondence have been incorporated into the 485(b) Amendment.

2.	Comment: The Staff notes that the Internet address currently referenced in the Summary Prospectuses filed pursuant to Rule 497(k) under the Securities Act takes the user of such Summary Prospectuses to the AllianzGI “home page” Internet Address, not directly to the statutory prospectus and Statement of Additional Information (“SAI”) of the relevant Fund, as required by Rule 498(b)(1)(A) under the Securities Act. The Staff requests that the Trust revise the Internet Address in the Summary Prospectus for each Fund to be consistent with Rule 498(b)(1)(A).

Response: The requested change has been made. The internet address has been revised to direct the user to a central document library, with links to the statutory prospectus and SAI for each Fund.

3.	Comment: Please make all necessary revisions to the series and class identification numbers for the AllianzGI International Small-Cap Fund to ensure that such identification numbers match the currently offered share classes of that Fund. Additionally, please ensure that the Fund name associated with the series identification number for the AllianzGI U.S. Emerging Growth Fund is updated to reflect the Fund’s name change to AllianzGI U.S. Small-Cap Growth Fund as of April 1, 2014.

Response: The requested changes have been made.

4.	Comment: The Staff notes that disclosure in the section titled “How to Buy and Sell Shares—Minimum Account Size” currently states: “[T]he Manager and the Distributor each reserves the right to assess an annual fee of $15 for any accounts with balances that fall below $1,000, subject to the Distributor’s right to make exemptions on a case by case basis.” The Staff believes this $15 fee is an “account fee” per Item 3 of Form N-1A and is thus required to be disclosed in the Shareholder Fees table in the Fund Summaries. Please revise the table accordingly to include this $15 fee.

Response: The Trust believes the existing Shareholder Fees table for each Fund complies with Form N-1A and respectfully declines to make the requested change. The Trust notes that Instruction (2)(d) to Item 3 of Form N-1A states: “Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Because the $15 annual fee described above can only be assessed against small accounts (indeed, the fee is only assessed against accounts that fall below the $1,000 minimum initial investment for retail share classes of the Funds) and is applied at the discretion of Allianz Global Investors Distributors, LLC (the “Distributor”) and Allianz Global Investors Fund Management LLC (“AGIFM”), the Trust believes that this fee will generally apply to only a limited number of shareholders based on their particular circumstances, and thus is not required to be disclosed as an “account fee” in the Shareholder Fees tables in the Fund Summaries. As a practical matter, the Trust confirms that the $15 annual fee for small accounts has not yet been charged to any investors in the Funds.

5.	Comment: The Staff notes that the footnote to the “Other Expenses” column of the Annual Fund Operating Expenses table in the Fund Summary of each of the Retirement Funds[1] states that administrative fees paid by the Fund are the only fees included in that column. Please confirm whether any additional fees or expenses are included in the “Other Expenses” column and if so, please clarify the disclosure.

Response: The Trust confirms that administrative fees are the only fees or expenses that are included in the “Other Expenses” column of the Annual Fund Operating Expenses table in the Fund Summary of each of the Retirement Funds.

6.	Comment: Please confirm that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A, as to the inclusion or omission, as appropriate, of Acquired Fund Fees and Expenses and any expected fees or imputed expenses resulting from short sales.

Response: The Trust confirms that the Annual Fund Operating Expenses tables have been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and any expected fees or imputed expenses resulting from short sales.

7.	Comment: Please confirm that the Expense Limitation Agreements relating to the Expense Reductions referenced in the Annual Fund Operating Expenses table for each applicable Fund will be filed as exhibits. Please also confirm that all Expense Reductions referenced in the Annual Fund Operating Expenses table for each applicable Fund will be in place for no less than one year from the effective date of the 485(b) Amendment.

Response: Expense limitation arrangements for Funds other than the Retirement Funds are governed by the Amended and Restated Expense Limitation Agreement dated December 17, 2008 with the adviser, AGIFM, filed as an exhibit to Post-Effective Amendment No. 4 to the Trust’s Registration Statement on December 17, 2008. The Trust confirms that the Revised Schedule A to the Amended and Restated Expense Limitation Agreement, as revised to incorporate expense limitation arrangements applicable to these Funds, has been filed as an exhibit to the 485(b) Amendment.

Expense limitation arrangements for the Retirement Funds are governed by the Amended and Restated Expense Limitation Agreement dated September 1, 2011 with AGIFM, filed as an exhibit to Post-Effective Amendment No. 26 to the Trust’s Registration Statement on September 9, 2011. The Trust confirms that the Revised Schedule A to the Amended and Restated Expense Limitation Agreement, as revised to incorporate expense limitation arrangements applicable to the Retirement Funds, has been filed as an exhibit to the 485(b) Amendment. Management fee waiver arrangements for the Retirement Funds are governed by the Management Fee Waiver Agreement dated December 17, 2008 with AGIFM, filed as an exhibit to Post-Effective Amendment No. 4 to the Trust’s Registration Statement on December 17, 2008.

[1]	As used herein, “Retirement Funds” refers to the AllianzGI Retirement 2015 Fund, AllianzGI Retirement 2020 Fund, AllianzGI Retirement 2025 Fund, AllianzGI Retirement 2030 Fund, AllianzGI Retirement 2035 Fund, AllianzGI Retirement 2040 Fund, AllianzGI Retirement 2045 Fund, AllianzGI Retirement 2050 Fund, AllianzGI Retirement 2055 Fund and AllianzGI Retirement Income Fund.

The Trust confirms that all Expense Reductions referenced in the Annual Fund Operating Expenses table for each applicable Fund have a contractual term of not less than one year from the effective date of the 485(b) Amendment.

8.	Comment: The Staff notes that Footnote 2 to the Annual Fund Operating Expenses table for each of the AllianzGI Global Allocation Fund and the AllianzGI Global Growth Allocation Fund describes a contractual waiver agreement in effect through March 31, 2015. If AGIFM has any ability to recoup waived fees, please revise Footnote 2 to include such disclosure. Additionally, please confirm that only the Board of Trustees of the Trust can terminate the waiver agreement or, alternatively, disclose the circumstances under which the waiver agreement may be terminated.

Response: The Trust confirms that AGIFM does not have the ability to recoup fees and that only the Board of Trustees of the Trust can terminate the waiver agreement.

9.	Comment: The Staff notes that each Fund Summary contains two expense “Example” tables for each share class of the Fund; one table showing expenses incurred if an investor redeems shares at the end of each period and another table showing expenses incurred if an investor does not redeem shares at the end of each period. Please explain why both tables are necessary for share classes for which the information in each table is identical.

Response: The Trust notes that, although the information in each table is identical for certain share classes, the information in each table is different for other share classes. The Trust believes that the current presentation and format of the expense Example tables are clear and easy for investors to understand and that they facilitate a better understanding of the differences among share classes.

10.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund Summary for each of the AllianzGI Behavioral Advantage Large Cap Fund and AllianzGI Best Styles Global Equity Fund states that the Fund creates a “diversified portfolio” and requests that the Trust explain why it is appropriate that a Fund with a diversified portfolio includes Focused Investment Risk as a principal risk. The Staff also notes that several Funds include Focused Investment Risk as a principal risk despite not including corresponding disclosure in their Fund Summaries stating that the Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions. Please explain why Focused Investment Risk is an appropriate risk for such Funds; or, alternatively, please revise disclosure in the “Principal Investment Strategies” section of the Fund Summary for each Fund that includes Focused Investment Risk as a principal risk to indicate that such Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions.

Response: The Trust believes Focused Investment Risk is appropriate for each Fund that includes it as a principal risk because the securities and markets in which each such Fund primarily invests (e.g., markets relating to equity securities and equity-related investments, fixed-income securities and related instruments, and other investments) have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. A Fund, despite being diversified across individual issuers prior to such a disruption, may as a result become temporarily heavily weighted in, and thus exposed to the risks associated with, a small number of issuers, sectors, industries or geographic regions within its portfolio. Additionally, as disclosed in the “Summary of Principal Risks” section of the prospectus, Focused Investment Risk is not limited to non-diversified Funds or to diversified Funds investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can have material affects on certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact each Fund, including diversified Funds such as the AllianzGI Behavioral Advantage Large Cap Fund and AllianzGI Best Styles Global Equity Fund, which typically have investments in the securities of a relatively large number of issuers.

11.	Comment: The Staff notes that the “Principal Investment Strategies” sections of several Fund Summaries indicates that the Funds may invest in exchange-traded funds (“ETFs”), and, in some cases, exchange-traded notes (“ETNs”). The Staff requests that the Trust include disclosure about the risks associated with ETFs and ETNs, as applicable, as principal risks of such Funds. Additionally, within such risk disclosure, the Staff requests that the Trust disclose the layering of expenses involved with investments in ETFs and ETNs.

Response: The Trust believes the risks and expenses associated with investments in ETFs and ETNs are adequately disclosed in the current Prospectus, and therefore respectfully declines to make the requested change. The Trust notes that many of the risks associated with Fund investments in ETFs and ETNs are substantially the same as the risks associated with investing directly in the underlying instruments in which such ETFs and ETNs invest and those risks are already disclosed as principal risks of each Fund. With respect to the layering of expenses associated with such Fund investments, the Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques—Investment in Other Investment Companies” currently states: “Each Fund may invest in other investment companies, including exchange-traded funds (ETFs)… As a shareholder of another investment company, a Fund may indirectly bear service and other fees which are in addition to the fees the Fund pays its service providers.”

Furthermore, the Trust notes that the Statement of Additional Information (“SAI”) contains robust disclosure about the characteristics, risks and expenses associated with Fund investments in ETFs and ETNs. The section of the SAI titled “Investment Objectives and Policies—Other Investment Companies” currently states:

Investment companies, and in particular ETFs, may be structured to perform in a similar fashion to a broad-based securities index or may focus on a particular strategy or class of assets. ETFs typically seek to track the performance or dividend yield of specific indexes or companies in related industries. These indexes may be broad-based, sector-based or international. Investing in investment companies involves substantially the same risks as investing directly in the underlying instruments, but also involves expenses at the investment company-level, such as portfolio management fees and operating expenses. These expenses are in addition to the fees and expenses of the fund itself, which may lead to duplication of expenses while the fund owns another investment company’s shares. In addition, investing in investment companies involves the risk that they will not perform in exactly the same fashion, or in response to the same factors, as the underlying instruments or index.

With respect to ETNs, the Trust notes that disclosure in the section of the SAI titled “Investment Objectives and Policies—Exchange Traded Notes” currently states: “An ETN that is tied to a specific market index may not be able to replicate and maintain exactly the composition and relative weighting of securities, commodities or other components in the applicable market index. ETNs also incur certain expenses not incurred by their applicable market index, and a Fund would bear a proportionate share of any fees and expenses borne by the ETN in which it invests.”

12.	Comment: The Staff notes that several Funds include “Underlying Fund and Other Acquired Fund Risk” as a principal risk. Please revise “Underlying Fund and Other Acquired Fund Risk” disclosure to indicate the layering of expenses that occurs when a Fund makes such investments.

Response: As discussed in response to Comment 11, above, the Trust believes that existing disclosure describing the expenses associated with investments in other investment companies, including certain affiliated mutual funds and ETFs sponsored by Allianz and Pacific Investment Management Company LLC (“PIMCO”) (the “Underlying Funds”) and ETFs and mutual funds and pooled vehicles other than the Underlying Funds (together, “Other Acquired Funds”) adequately explains such layering of expenses. Additionally, the Trust notes that the Annual Fund Operating Expenses tables in Each Fund Summary have been prepared and presented in manner that complies with Form N-1A, including the requirement for a column showing Acquired Fund Fees and Expenses, where applicable. Thus, the Trust respectfully declines to make the requested change.

13.	Comment: The Staff notes that Turnover Risk is included as a principal risk of each Fund and requests that a statement to the effect that the Fund may engage in frequent trading be included in the “Principal Investment Strategies” section of the Fund Summary of each Fund.

Response: The Trust notes that Item 3 of Form N-1A requires each Fund to define portfolio turnover, explain its effects on Fund performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all Funds, including Funds that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all Funds, regardless of whether a Fund engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

14.	Comment: In the Average Annual Total Returns table in each Fund Summary, please add the phrase “Before Taxes” to the captions for every share class that does not show after-tax returns in the table, consistent with Item 4 of Form N-1A. Additionally, please add the caption “(reflects no deduction for [fees, expenses, or taxes])” to the captions for each index whose returns are included in the Average Annual Total Returns table of a Fund, per Item 4 of Form N-1A.

Response: The requested changes have been made.

15.	Comment: Please explain why the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate index to show in the Average Annual Total Returns table for the AllianzGI Redwood Fund.

Response: The Trust notes that the Fund’s investment objective states that it seeks long-term capital appreciation with a high degree of downside protection and reduced volatility relative to the broad U.S. equity market. The Fund seeks to achieve this objective under normal circumstances by primarily investing in in-the-money (ITM) buy-writes on U.S. equities and writing out-of-the-money put options on U.S. equities. Given the Fund’s objective of capital appreciation, downside protection and reduced volatility relative to the broad U.S. equity market, and the nature of the Fund’s investments, the Trust believes that an index comprised of short-term Treasury Bills provides an appropriate basis against which investors can compare the Fund’s performance, given the low-risk, low volatility and long-term capital appreciation characteristics associated with investments in U.S. government securities, such as 3-Month Treasury Bills. The BofA Merrill Lynch 3-Month U.S. Treasury Bill Index, in particular, is appropriate because it is a well-known, widely published, industry-standard index.

16.	Comment: Please explain why the MSCI All-Country World Index and Barclays U.S. Aggregate Index are appropriate indices to show for performance comparison purposes in the Average Annual Total Returns table for each of the AllianzGI Global Allocation Fund and AllianzGI Global Growth Allocation Fund. In particular, explain why the MSCI All-Country World Index is an appropriate equity index for a Fund that lists Emerging Markets Risk as a principal risk and explain why a U.S.-based bond index is appropriate for a fund with “Global” in its name.

Response: The Trust believes the MSCI All-Country World Index is an appropriate broad-based equity market index for the equity component of each Fund because it is a well-known, widely published, industry-standard benchmark covering both developed and emerging markets. The Trust believes the Barclays U.S. Aggregate Bond Index is an appropriate broad-based bond index for the fixed-income component of each Fund because it is a well-known, widely published, industry-standard bond index. The Trust notes that U.S. bond markets are often used by industry analysts as proxies for the broader global fixed income markets.

17.	Comment: Pursuant to Note 21 of Investment Company Act Release No. 6988 (April 6, 1993) the Staff’s position is that the S&P Global Water Index cannot be the “broad-based securities market index” used in the Average Annual Total Returns table for the AllianzGI Global Water Fund because that index is comprised of issuers in a particular industry. Please revise the Average Annual Total Returns table to include an appropriate index as the broad-based securities market index for this Fund. The Staff notes that the S&P Global Water Index can remain in the table as a secondary index.

Response: The requested change has been made. The MSCI All-Country World Index, a broad-based securities market index, has been added to the Average Annual Total Returns table for the Fund.

18.	Comment: The Staff notes that current disclosure beneath the Average Annual Total Returns table in each Fund Summary currently states: “In some cases the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period.” The Staff notes that Item 4(b)(2)(iv)(D) of Form N-1A only permits such disclosure if it is actually the case that the average annual total return (after taxes on distributions and redemption) shown in the Average Annual Total Returns table for any period is higher than the average annual total return shown in the Average Annual Total Returns table for the same period and requests that the Trust remove the disclosure from Fund Summaries as appropriate.

Response: The Trust respectfully submits that the current disclosure remains appropriate in each Fund Summary, as it concisely provides investors with relevant and helpful information regarding the interpretation of certain after-tax returns.

19.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within each Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in each Fund Summary, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares.

20.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund Summary to clarify that an investor who invests through a tax-deferred arrangement may be taxed upon withdrawal from the Fund.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that an investor may be taxed upon withdrawal from a Fund, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the since-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

21.	Comment: The Staff notes that disclosure describing the 80% test (in each case, a “Rule 35d-1 Policy”) for each of the AllianzGI Best Styles Global Equity Fund and AllianzGI Disciplined Equity Fund adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) currently states that each Fund will normally invest at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities and equity-related instruments. Please include disclosure in each Fund summary clarifying what is meant by the term “equity-related instruments.” Additionally, please explain why equity-related instruments are appropriate to include in the Rule 35d-1 Policy of a Fund with the word “Equity” in its name.

Response: In response to this comment, the following sentence has been added to the first paragraph of the section titled “Principal Investments and Strategies of Each Fund” relating to each Fund:

Equity-related instruments are securities and other instruments, including derivatives such as equity-linked securities, whose investment results are intended to correspond generally to the performance of one or more specified equity securities or of a specified equity index or analogous “basket” of equity securities.

The Trust added the above disclosure to the section titled “Principal Investments and Strategies of Each Fund,” rather than to the “Principal Investment Strategies” section in each Fund’s Fund Summary, because the Trust prefers to retain the conciseness and clarity of disclosure in each Fund’s Fund Summary and believes that its disclosure in the section titled “Principal Investments and Strategies of Each Fund” relating to each Fund, as revised, will be helpful to potential investors.

With respect to each Fund’s Rule 35d-1 Policy, in addition to the disclosure that will be added to each Fund’s Fund Summary, as noted above, the Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques–Equity-Related Instruments” currently states: “Equity-related instruments are often used for many of the same purposes as, and share many of the same risks with, other derivative instruments. See “Derivatives” above. Equity-related instruments may be considered illiquid and thus subject to the Fund’s restrictions on investments in illiquid securities.” The Trust believes that its disclosure about equity-related instruments, as described above, clearly and adequately explains the types of equity-related instruments in which the Fund may invest and also explains how such equity-related instruments have economic characteristics sufficiently similar to equity securities such that it is appropriate to include equity-related instruments within the Rule 35d-1 Policy for each Fund.2 Additionally, because the equity-related instruments in which each Fund invests may include derivatives, the Trust notes that Derivatives Risk is included as a principal risk for each Fund.

22.	Comment: If a Fund with “Equity” in its name counts convertible securities towards its Rule 35d-1 Policy with respect to the word “Equity,” please confirm that only convertibles that were in-the-money at the time of purchase are counted toward such Rule 35d-1 Policy.

Response: The Trust confirms that each Fund with the word “Equity” in its name counts convertible securities towards its Rule 35d-1 Policies. The Trust notes that as of March 31, 2014, no Fund with the word “Equity” in its name was invested in convertible securities.

23.	Comment: If derivatives (including, among others, equity-related instruments and synthetic convertible securities) may be taken into account in assessing compliance with a Fund’s Rule 35d-1 Policy, please describe how derivatives are included or counted for purposes of a Fund’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of a Fund’s Rule 35d-1 policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. A Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its Rule 35d-1 Policy. For example, where a derivative instrument is combined with a fixed-income security to create

[2]	The Adopting Release to Rule 35d-1 states: “The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (emphasis in original) Investment Company Names, Release No. IC-24828, n. 13 (Jan. 17, 2001) (hereinafter “Adopting Release”).

synthetic exposure to a third asset, or where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset, a Fund may use notional value in order to capture the Fund’s synthetic exposure for purposes of its Rule 35d-1 Policy.

The Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

“Unless otherwise stated, if the Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives, placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.”

This language remained unchanged in the 485(b) Amendment.

24.	Comment: The Staff notes that disclosure in the “Principal Investments and Strategies” section of many Fund Summaries states that the Funds may invest in certain types of derivatives. A representative example of such disclosure is included in the “Principal Investments and Strategies” section of the Fund Summary of the AllianzGI Micro Cap Fund, which states: “In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Fund may invest in securities issued in initial public offerings (IPOs), and may utilize foreign currency exchange contracts, options, stock index futures contracts, warrants and other derivative instruments.” For each Fund with disclosure permitting the use of derivatives, please revise disclosure to include the specific purpose of such derivative investments, tailored for each Fund that discloses the ability to invest in derivatives.

Response: The Trust believes the Prospectus and SAI contain adequate disclosure relating to the Funds’ use of derivatives. Current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, a Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which a Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[…]

A Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Funds.

The Trust also notes that many Funds include additional disclosure in the “Principal Investment Strategies” section of their Fund Summaries about the current use of derivatives, which it believes is helpful to investors and provides further clarity about the purpose of such investments. A representative example of such disclosure is included in the “Principal Investments and Strategies” of the Fund Summary of the AllianzGI Micro Cap Fund, which states: “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.” Additionally, the Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Funds may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains accurate.

25.	Comment: The Staff notes disclosure in the “Principal Investment Strategies” section of each Retirement Fund and the AllianzGI Global Allocation Fund and AllianzGI Global Growth Allocation Fund indicates that the Funds may invest in “ETFs, mutual funds and pooled vehicles other than the Underlying Funds.” Please confirm whether “pooled vehicles” includes private funds excluded from the definition of an investment company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act and, if so, explain the extent to which each Fund intends to invest in such private funds.

Response: The Trust notes that these Funds are not currently invested in such private funds. The Trust notes further that disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary clearly discloses that each Fund does not currently intend to invest more than 10% of its assets in unaffiliated pooled vehicles. Disclosure currently states: “The Fund does not currently intend to invest more than 10% of its assets in Other Acquired Funds that are not advised by the Manager or its affiliates.”

With respect to liquidity determinations for holdings in unaffiliated pooled funds, the Trust does not make any categorical ex ante determinations as to whether certain types of pooled vehicles are liquid or illiquid, but will instead apply the same standard it applies to assessing the liquidity of other securities: namely, whether the securities can be disposed of within seven days in the ordinary course of business at approximately the amount at which a Fund has valued the securities. Although some or all of the privately offered pooled funds in which the Funds may invest in the future are expected to be treated as issuers of illiquid securities, the Trust notes that each Fund limits its holdings in illiquid investments to 15% of its total net assets.

26.	Comment: The Staff notes that current disclosure states that the investment objective of each of the Funds is not fundamental and may be changed by the Board of Trustees without shareholder approval. Please describe what communications and notifications would be given to shareholders regarding a change to a Fund’s investment objectives, pursuant to Item 9(a) of Form N-1A.

Response: The Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” currently states: “The investment objective of each of the Funds is not fundamental and may be changed by the Board of Trustees without shareholder approval.” The Trust does not assume any specific additional obligations with respect to communications or notifications to shareholders following such a change. In practice the Trust has typically supplemented its registration statements in advance of the effectiveness of investment objective changes.

27.	Comment: The Staff notes that disclosure in the first paragraph of the section titled “Prior Related Performance Information” states that performance information for “all institutional accounts managed by AllianzGI U.S.” with substantially similar investment objectives, policies, strategies and risks are included in composites. The Staff requests that the Trust confirm whether any actual discretionary accounts that have investment objectives, policies, strategies and risks substantially similar to those of the Fund have been excluded from the composite, and if so, explain why the composite performance is not misleading.

Response: The Trust confirms that the composites included in the section titled “Prior Related Performance Information” include all actual discretionary accounts managed by Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) or by the members of the Funds’ portfolio management teams that have investment objectives, policies, strategies and risks substantially similar to those of the related Fund.

28.	Comment: The Staff notes that the fourth sentence of the third paragraph of the section titled “Prior Related Performance Information” states: “‘Net of Fees’ figures also reflect the deduction of investment advisory fees.” The Staff’s position is that “net of fees” returns should be net of all fees (e.g., including sales loads). Please revise disclosure accordingly and revise the column headings in the composite performance tables to indicate that returns are net of all fees.

Response: The Trust has reviewed the Staff’s guidance in the applicable Nicholas-Applegate no-action letter (pub. Avail. Aug. 6, 1996) with respect to “net of fees” disclosure and believes the existing presentation of performance for similarly managed accounts managed by AllianzGI U.S. is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. The Trust notes further that many of the composites included in the section titled “Prior Related Performance Information” contain separately managed and other institutional accounts that do not involve the same types of fees and expenses (e.g., custody expenses, sales loads and distribution fees, among others), as do the related Funds, and, instead, involve only an advisory fee paid to AllianzGI U.S. Thus, the Trust respectfully declines to make changes to the “net of fees” performance presentation.

29.	Comment: The Staff notes that the penultimate sentence of the third paragraph of the section titled “Prior Related Performance Information” states that the composites “include all actual discretionary institutional accounts managed . . . for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the corresponding Funds.” Please confirm whether accounts that have been managed for less than one full month are included in composite returns and if such accounts are excluded, please explain how the resulting composite performance is appropriate.

Response: The Trust represents that the composite performance is not misleading. The Trust notes that the referenced disclosure is intended to convey the fact that the Global Investment Performance Standards (“GIPS”) require that monthly composite returns be calculated by asset-weighting the individual account returns using beginning-of-period account values.3 In effect, this requirement prevents an account from being included in composite returns until it achieves a full month’s worth of performance. Similarly, the Trust notes further that, according to GIPS, terminated accounts can only be included in composite returns up until the last full measurement period (i.e., one full month) that the account was under management.4 When combined with the previous requirement, this requirement effectively means that accounts that were managed for less than a full month cannot be included in composite returns in a GIPS-compliant manner. The Trust believes that the current presentation, which seeks to comply with GIPS, is appropriate and not misleading.

30.	Comment: The Staff notes that current disclosure in the section titled “Prior Related Performance Information” states: “Annual returns are calculated by geometrically linking the monthly returns.” Please revise the referenced disclosure to be consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

[3]	See GIPS Requirement 2.A.6, available at http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2010.n5.1.
[4]	See id. at Requirement 3.A.6.

Response: In response to this comment, the referenced disclosure has been revised as follows (new language denoted by underline):

Annual returns are calculated by geometrically linking (i.e., calculating the product of) the monthly returns.

31.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” sections of many Fund Summaries indicates that the Funds may invest in high yield securities. Please revise disclosure to indicate that high yield securities are also known as “junk bonds.”

Response: The requested changes have been made.

32.	Comment: Please confirm that any changes to the “Principal Investment Strategies” or “Principal Risks” section of a Fund’s Fund Summary are also incorporated in the Item 9 disclosure for such Fund.

Response: The Trust confirms that all necessary corresponding changes to each Fund’s Item 9 disclosure have been reflected in the 485(b) Amendment.

33.	Comment: The Staff notes that disclosure on the back cover of the Prospectus states that the SAI and financial statements included in the Fund’s most recent annual and semi-annual reports are incorporated by reference into the Prospectus. Please revise disclosure to remove the reference to financial statements.

Response: In response to this comment, disclosure on the back cover of the Prospectus has been revised as follows (new language denoted by underline, and deletions by ~~strikethrough~~):

The SAI ~~and the financial statements included in the Funds’ most recent annual and semi-annual reports to shareholders are~~ is incorporated by reference into this Prospectus, which means ~~they are~~ it is part of this Prospectus for legal purposes.

AllianzGI Global Allocation Fund, AllianzGI Global Growth Allocation Fund, AllianzGI Global Managed Volatility Fund and AllianzGI International Small-Cap Fund (for purposes of the following Comment, each a “Fund” and together, the “Funds”)

34.	Comment: With respect to disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary, please explain specifically how each Fund invests in a number of countries around the world.

Response: The Trust has informed us that as of March 31, 2014, the following applied to each of the Funds:

•	With respect to AllianzGI Global Allocation Fund and AllianzGI Global Growth Allocation Fund, the first paragraph of each Fund’s Fund Summary discloses that the sub-adviser normally seeks to maintain “significant” economic exposure to “a number of countries outside the U.S.” and, at minimum, will invest directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States). The Trust notes further that under normal circumstances, these Funds invest primarily in Underlying Funds, many of which have significant economic exposure to securities of non-U.S. countries. By way of example, the Trust notes that Underlying Funds with either the word “Global,” “International,” “Foreign” or “Emerging Markets” in their names held by each of the AllianzGI Global Allocation Fund and AllianzGI Global Growth Allocation Fund comprised more than 36% and 46%, respectively, of each Fund’s portfolio. The Trust notes that these figures do not include the non-U.S. holdings of Underlying Funds without the words “Global,” “International,” “Foreign” or “Emerging Markets” in their names.

•	With respect to AllianzGI Global Managed Volatility Fund, the first paragraph of the Fund’s Fund Summary in its prospectus discloses that the Fund normally invests primarily in equity securities of companies located both in the United States and outside of the United States. The AllianzGI Global Managed Volatility Fund was invested in 13 countries throughout the world, including the United States, and approximately 43% of its assets were invested in non-U.S. countries.

•	With respect to AllianzGI International Small-Cap Fund, the first paragraph of the Fund’s Fund Summary in its prospectus discloses that the Fund normally invests in companies organized or headquartered in at least eight different countries (one of which may be the United States). The AllianzGI International Small-Cap Fund was invested in 23 countries throughout the world, including the United States, and approximately 97% of its assets were invested in companies organized or headquartered in non-U.S. countries.

The Trust notes that Rule 35d-1 does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act, had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”5

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “international” in its name should invest in securities of at least three countries outside the United States and that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States).6 Given the variety of countries to which the Funds have exposure, the Trust respectfully submits that each Fund has a portfolio of investments that is tied economically to a number of countries throughout the world and that the Funds’ current disclosure is adequate in this regard.

35.	Comment: Please revise disclosure relating to portfolio managers in the section titled “Management of the Funds—Sub-Advisers” to reflect that each portfolio manager is either individually or jointly primarily responsible for the day-to-day management of the noted Funds.

Response: The requested changes have been made. Disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The individuals at AllianzGI U.S. listed below ~~have or share primary responsibility~~ are either individually or jointly and primarily responsible for the day-to-day management of the noted Funds.

Corresponding revisions have also been made to the disclosure describing portfolio managers of other Sub-Advisers to the Funds.

AllianzGI Behavioral Advantage Large Cap Fund

36.	Comment: The Staff notes that disclosure in the Principal Investment Strategies section of AllianzGI Behavioral Advantage Large Cap Fund’s Fund Summary explains that the

[5]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (hereinafter the “ICI Memorandum”) (quoting the Staff).
[6]

As stated in the ICI Memorandum, the Staff’s position is that a fund with the word “international” or “global” in its name should invest in at least three different countries, under normal market conditions. The Staff also stated that it did not believe that this approach is compulsory.

Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to certain adverse conditions. The Staff requests that any such disclosure be removed from the Fund Summary and included in response to Item 9 of Form N-1A, consistent with Instruction 9(b)(6).

Response: The requested change has been made.

AllianzGI NFJ International Small-Cap Value Fund

37.	Comment: Please explain why $5 billion is an appropriate upper-capitalization range for a fund with “Small-Cap” in its name.

Response: The Trust respectfully submits that $5 billion is an appropriate upper capitalization range for the Fund. Of the six mutual funds included in the Fund’s Lipper peer group that have “small cap” in their names, five funds included a maximum market capitalization profile of at least $5 billion. Additionally, as of March 31, 2014, the Fund’s benchmark, the MSCI World ex-U.S. Small Cap Index, which is publicly described by Morgan Stanley Capital International as capturing small cap representation across 23 of 24 developed markets (excluding the United States), included companies with a wide range of market capitalizations, the highest of which was approximately $9.01 billion. The Trust notes further that both Lipper and Morningstar have assigned the Fund to their respective categories that encompass smaller capitalization stocks of non-U.S. equity markets (for Lipper, the International Small/Mid-Cap Value category and for Morningstar, the Foreign Small/Mid Value category).

AllianzGI China Equity Fund

38.	Comment: The Staff notes that companies that are incorporated in mainland China are included in the Fund’s Rule 35d-1 Policy with respect to the word “China.” Please explain why a company that is incorporated in mainland China is exposed to the economics and risks of China.

Response: The Trust believes that current disclosure adequately explains why companies incorporated in mainland China are exposed to the economics and risks of China. The Trust notes that disclosure in the section titled “Summary of Principal Risks—China-Related Risk” currently states:

Historically, China’s central government has exercised substantial control over the Chinese economy through administrative regulation, state ownership, the allocation, expropriation or nationalization of resources, by controlling payment of foreign currency-denominated obligations, by setting monetary policy and by providing preferential treatment to particular industries or companies.

[…]

Despite economic reforms that have resulted in less direct central and local government control over Chinese businesses, actions of the Chinese central and local government authorities continue to have a substantial effect on economic conditions in China. These activities, which may include central planning, partial state ownership of or government actions designed to substantially influence certain Chinese industries, market sectors or particular Chinese companies, may adversely affect the public and private sector companies in which a Fund invests. Government actions may also affect the economic prospects for, and the market prices and liquidity of, the securities of Chinese companies and the payments of dividends and interest by Chinese companies.

Additionally, the Trust notes that the Adopting Release for Rule 35d-1 indicates that the Staff considers a company incorporated in a country that is within the geographic region suggested by a fund’s name would be appropriate to include in such fund’s Rule 35d-1 Policy. As proposed, Rule 35d-1 would have required investment companies with names that suggest that they focus their investments in a particular country to meet of one three criteria specified in the proposed rule, the first of which included investments in “securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region.”7 The final rule was modified to provide funds with the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria.8 Thus, the final rule did not remove or invalidate any of the three proposed criteria; rather, it gave funds the flexibility to meet the its requirements in additional ways, indicating that the securities of a company organized under the laws of a country suggested by a fund’s name remain appropriate to include in such fund’s Rule 35d-1 policy. As a practical matter the Trust further notes that in the case of a Fund with the word “China” in its name, the use of country of incorporation or organization would seem particularly appropriate, given that Chinese governmental restrictions create significant disincentives for companies without substantial ties, activities or operations in China to organize in China. Given that the Fund has “China” in its name and includes investments in the securities of companies incorporated in and organized under the laws of mainland China, the Trust believes that the Fund’s Rule 35d-1 Policy is appropriate.

AllianzGI Convertible Fund

39.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund Summary states: “The convertible securities in which the Fund may invest also include “synthetic” convertibles.” Please explain how synthetic convertible securities have economic characteristics similar to convertible securities.

[7]	See Adopting Release, Note 24 and related text (discussing three criteria originally proposed for investment companies whose names suggest focus in particular country).
[8]	See id. at Note 26 and related text.

Response: As disclosed in the section titled “Summary of Principal Risks—Convertible Securities Risk,” synthetic convertible securities “involve the combination of separate securities that possess the two principal characteristics of a traditional convertible security (i.e., an income-producing component and a right to acquire an equity security). Synthetic convertible securities are often achieved, in part, through investments in warrants or options to buy common stock (or options on a stock index), and therefore are subject to the risks associated with derivatives.” The Trust notes that the economic characteristics of synthetic convertibles are also discussed at length in the section titled “Characteristics and Risks of Securities and Investment Techniques–Convertible Securities—Synthetic Convertible Securities,” which currently states:

“Synthetic” convertible securities are selected based on the similarity of their economic characteristics to those of a traditional convertible security due to the combination of separate securities that possess the two principal characteristics of a traditional convertible security (i.e., an income producing component and a right to acquire an equity security). The income-producing component is achieved by investing in non-convertible, income-producing securities such as bonds, preferred stocks and money market instruments while the convertible component is achieved by investing in warrants or options to buy common stock at a certain exercise price, or options on a stock index. Synthetic securities may also be created by third parties, typically investment banks or other financial institutions. Unlike a traditional convertible security, which is a single security having a unitary market value, a synthetic convertible consists of two or more separate securities, each with its own market value, and has risks associated with derivative instruments.

AllianzGI Dynamic Emerging Multi-Asset Fund

40.	Comment: If the Fund may deviate from its principal strategies by making temporary investments of some or all of its assets in cash and cash equivalents in response to adverse market, economic, political or other conditions, please include a statement to that effect in the part of the section titled “Principal Investments and Strategies of Each Fund” that relates to the Fund.

Response: The following disclosure has been added to disclosure relating to the Fund in the section titled “Principal Investments and Strategies of Each Fund”:

In response to adverse market, economic, political or other conditions, the Fund may deviate from its principal strategies by making temporary investments of some or all of its assets in high-quality fixed income securities, cash and cash equivalents. The Fund may be less likely to achieve its investment objective when it does so.

AllianzGI Structured Alpha Fund

41.	Comment: Please explain the strategies the Fund utilizes to seek “alpha.”

Response: The Trust believes existing disclosure in the “Principal Investment Strategies” section of the Fund Summary adequately describes strategies the Fund utilizes to seek to achieve its investment objective of generating attractive risk-adjusted absolute returns through a complete market cycle. Disclosure currently states that the Fund seeks to achieve its investment objective by “investing significantly in exchange-traded listed and FLEX U.S. equity and volatility index options, while holding cash and cash equivalents as collateral for option investments.” The Trust notes further that existing disclosure describes how the Fund seeks to create option-based “profit zones” that “upon expiration of the combination of individual option positions that make up the option spread will capture positive payoffs if the level of the underlying index (or other instrument) ends up within the chosen ‘profit zone.’ The Fund seeks to optimize spread positions and profit zones based on (a) targeted positive return potential, (b) structural risk protections, (c) collateral management, and (d) flexibility to restructure profit zones if necessary.”

AllianzGI Short Duration High Income Fund

42.	Comment: Please revise disclosure in the Fund’s Fund Summary to include an example of the effect of a 1% increase in interest rates on a portfolio with an average duration of three years.

Response: In response to this comment, the disclosure in first paragraph of the “Principal Investment Strategies” section of the Fund’s Fund Summary has been revised as follows (new language denoted by underline):

The Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in debt securities (“junk bonds”) issued by public and private companies, which are rated below investment grade (rated Ba or below by Moody’s or BB or below by S&P or Fitch, or if unrated, determined by the Sub-Adviser to be of comparable quality), while maintaining an average duration of less than three years and in derivatives and other synthetic instruments that have economic characteristics similar to such debt securities. Derivatives transactions may have the effect of either magnifying or limiting the Fund’s gains and losses. To illustrate the effects of changes in interest rates on a portfolio with a similar average duration, generally, a portfolio with an average duration of three years would be expected to fall approximately 3% if interest rates rose by one percentage point.

The Trust also notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques—Fixed Income Securities” has been revised as follows (new language denoted by underline):

By way of example, the price of a bond fund with a duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point and the price of a bond fund with a duration of three years would be expected to fall approximately 3% if interest rates rose by one percentage point.

AllianzGI Multi-Asset Real Return Fund

43.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary states that the Fund may invest in “global resource equities.” Please revise the Prospectus disclosure to clarify how these investments are a principal risk of the Fund.

Response: The Trust notes that global resource equities are equity securities whose risks are discussed under “Equity Securities Risk” in the Fund’s Fund Summary, as well as in the “Summary of Principal Risks” section of the Prospectus. Additionally, the Trust notes that the inflation-related risks related to global resource equities are discussed in the “Principal Investment Strategies” section of the Fund’s Fund Summary, which currently states: “Global resource equities are linked to inflation because resource-related businesses typically provide productivity-enhancing inputs and generally are able to benefit from rising raw material prices and by including any cost increases associated with inflation to the final costs charged to customers.” The Trust notes further that Commodity Risk is listed as a principal risk of the Fund. Because the Trust believes that its current Principal Investment Strategies and Principal Risk disclosures adequately describe the risks associated with the investments the Fund may make, including investments in global resource equities, the Trust respectfully submits that the current disclosure remains accurate.

AllianzGI NFJ Emerging Markets Value Fund

44.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund Summary currently states that the Fund invests in companies domiciled in or tied economically to countries with emerging securities markets. Please explain why being domiciled in a country with an emerging securities market exposes the Fund to the economics and risks of such market. Additionally, please consider revising the Fund’s definition of emerging securities markets to be more specific and less subjective.

Response: With respect to the question of how being domiciled in a particular country exposes the Fund to the economics and risks of such country, the Trust refers to the response to Comment 38 above, in which the Trust notes that the proposing release to Rule 35d-1indicated that securities of issuers that are organized under the laws of a country within the geographic region suggested by the fund’s name or that maintain their principal place of business in that region would be appropriate to include in a fund’s related Rule 35d-1 Policy. The Trust respectfully submits that a company that is domiciled in a particular country that is recognized as having an emerging securities market satisfies the above criteria and is thus appropriately included in the Fund’s Rule 35d-1 Policy.

With respect to the comment to change the Fund’s definition of an emerging securities market, disclosure in the first paragraph of the “Principal Investment Strategies” section of the Fund’s Fund Summary has been revised as follows (new language denoted by underline):

The Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of companies that are domiciled in or tied economically to countries with emerging securities markets—that is, countries with securities markets which are, in the opinion of the portfolio managers, less sophisticated than more developed markets in terms of participation by investors, analyst coverage, liquidity and regulation. Most countries with emerging securities markets are located in Asia, Africa, the Middle East, Latin America and Eastern Europe.

AllianzGI Global Water Fund

45.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund Summary currently states: “The Fund seeks to achieve its objective by investing, under normal circumstances, at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies that are represented in one or more of the S&P Global Water Index, the Palisades Water or Global Water Indices or the S-Network Global Water Index (Composite), or that are substantially engaged in water-related activities.” Please explain what it means for a company to be “substantially engaged in water-related activities.” Please note that the Staff’s view is that having either (i) half of the company’s assets or (ii) half of its revenues engaged in or derived from water-related activities would be an appropriate measure for this test.

Response: The Trust notes that disclosure in both the 485(a) Amendment and the 485(b) Amendment relating to the Fund in the section titled “Principal Investment Strategies of Each Fund” states: “For purposes of the 80% test, the portfolio manager considers a company to be “substantially engaged” in water-related activities if it derives at least 50% of its revenues or profits from, or devotes at least 50% of its assets to, such activities.”

AllianzGI NFJ International Small-Cap Value Fund

46.	Comment: The Staff notes that Derivatives Risk is a principal risk of the Fund. Please include disclosure relating to investments in derivatives in the “Principal Investment Strategies” section of the Fund’s Fund Summary.

Response: The Trust respectfully declines to make the requested change. The Trust notes that the Fund may invest in securities and other instruments that are not explicitly referenced in the “Principal Investment Strategies” section of its Fund Summary. The Trust further believes the inclusion of Derivatives Risk is appropriate because, among other things, the economic exposure of any one derivative instrument may exceed, potentially significantly, the derivative position’s market value.

AllianzGI High Yield Bond Fund

47.	Comment: The Staff notes that Smaller Company Risk is a principal risk of the Fund. Please include disclosure relating to investments in securities of issuers with smaller market capitalizations in the “Principal Investment Strategies” section of the Fund’s Fund Summary.

Response: The requested change has been made. The following sentence has been added to disclosure in the section of the Fund’s Fund Summary titled “Principal Investment Strategies”:

The Fund may invest in the securities of issuers of any market capitalization, including smaller capitalization companies.

AllianzGI Redwood Fund

48.	Comment: Please revise the “Principal Investment Strategies” section of the Fund Summary to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The Trust respectfully believes the referenced disclosure is adequate and clearly summarizes the Fund’s principal investment strategies, consistent with Item 4 of Form N-1A. The Trust notes that disclosure relating to the Fund under the section titled “Principal Investments and Strategies of Each Fund” expands upon the referenced disclosure, providing additional information about the investment strategies used by the Fund, as well as definitions of some of the instruments in which the Fund may invest. The Trust notes further that Item 4 of Form N-1A requires the Trust to summarize in the Fund’s Fund Summary the lengthier disclosure relating to the Fund under the section titled “Principal Investments and Strategies of Each Fund,” which necessarily means that the referenced disclosure cannot contain the additional clarifying information that is found in the Fund’s Item 9 disclosure.

Retirement Funds

49.	Comment: The Staff notes that IPO Risk and Index Risk are included as principal risks of each of the Retirement Funds. Please revise disclosure in the “Principal Investment Strategies” section of the Fund Summaries to reflect that each Retirement Fund may make such investments.

Response: The Trust respectfully submits that the current disclosure is adequate in light of the fund-of-funds nature of investments made by the Retirement Funds. The Trust notes that the Retirement Funds primarily invest in Underlying Funds and Other Acquired Funds, many of which may invest in IPOs and index-linked derivatives, and, as such, IPO Risk and Index Risk are appropriately listed as principal risks of the Retirement Funds. The Trust notes further that the list of principal risks of the Retirement Funds was developed by reference to the disclosed principal risks of the Underlying Funds and Other Acquired Funds in which they may invest. The Trust believes that disclosure in the “Principal Investment Strategies” section of the Fund Summaries presents each Retirement Fund’s allocation strategies and glide path in a clear and understandable manner and that additional disclosure about the investment objectives, strategies and risks of Underlying Funds in the section of the Prospectus titled “Underlying Funds,” and in Appendix E of the SAI, titled “Principal Investments, Strategies and Risks of the Underlying Funds,” provides investors with helpful information about the Underlying Funds.

50.	Comment: Please disclose the market capitalization policies of each of the Retirement Funds with respect to their equity investments.

Response: The requested change has been made. Disclosure in the “Principal Investment Strategies” section of each Retirement Fund has been revised as follows (new language denoted by underline):

Underlying Funds in turn invest in or have exposure to (i) return-generating assets, such as U.S. and global equities of all market capitalizations, commodities, real estate, mortgage securities, high yield securities, corporate bonds, emerging market bonds, public securities of infrastructure companies and private equity companies, and alternative investment strategies such as long-short and market neutral strategies and/or (ii) defensive assets, such as Treasury Inflation-Protected Securities (“TIPS”), short-term U.S. and non-U.S. bonds and investment grade U.S. and non-U.S. sovereign bonds, corporate bonds, asset-backed securities and mortgage securities.

AllianzGI Global Fundamental Strategy Fund

51.	Comment: Please delete the phrase “by investing in a broad range of global asset classes” from the investment objective of the Fund because it indicates a method or strategy of achieving an investment objective and is not an investment objective in and of itself.

Response: The Trust notes that Item 2 to Form N-1A instructs the Fund to “[d]isclose the Fund’s investment objectives or goals.” The Trust believes its investment objective complies with Form N-1A and discloses the investment objectives and goals of the Fund, and respectfully declines to make the requested change.

52.	Comment: Please explain what the phrase “positive real absolute returns” means in the Principal Investment Strategies” of the Fund Summary.

Response: In response to this comment, the following sentence has been added as the first sentence in the first paragraph of the “Principal Investment Strategies” of the Fund Summary:

The Fund’s investment objective is to generate positive real absolute returns (i.e., after-inflation returns that are greater than zero) through a complete market cycle (rolling 3-year period) by investing in a broad range of global asset classes. The Fund seeks to achieve its investment objective by normally investing in a broad range of U.S. and non-U.S. securities with a focus on equities, fixed income securities and related derivative instruments.

Statement of Additional Information

53.	Comment: In the section titled “Investment Objectives and Policies—Derivative Instruments—Swap Agreements,” if a Fund writes credit default swaps, please add disclosure stating that when a Fund is a seller of credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust respectfully declines to make this change. The Trust evaluates a Fund’s derivative positions for purposes of asset segregation based on the nature of the Fund’s obligation under each distinct type of derivative instrument (which may be based, in whole or in part, on market value or notional value), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust, therefore, respectfully believes that the current disclosure relating to credit default swaps in its Statement of Additional Information is narrowly tailored and sufficient to meet these requirements. The Trust notes that the Staff has stated on several occasions that it intends to develop further guidance in this area in the future.9

54.	Comment: The Staff notes that restriction (1) for the Target Funds in the section titled “Investment Restrictions—Fundamental Investment Restrictions” sets forth the industry concentration policy for the Target Funds and states that the 25% restriction does not apply to “securities issued by any investment company.” Please add disclosure “below” the fundamental policies of the Target Funds stating that the Target Funds will consider the concentration policies of underlying funds when they apply their own concentration policies.

[9]	The Trust notes that in an August 2011 Concept Release, the Staff stated that it was seeking comments from industry members relating to a “wide range of issues relevant to the use of derivatives by funds,” which the Staff would consider to help determine whether “regulatory initiatives or guidance are needed to improve the current regulatory regime for funds and, if so, the nature of any such initiatives or guidance.” See Investment Company Act Release No. 29776, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Aug. 31, 2011) (hereinafter “Derivatives Concept Release”). As of the date of this correspondence, the Staff has published on its website approximately fifty responses received from industry members relating to the Derivatives Concept Release. The Trust is unaware of any definitive guidance relating to or resulting from comments received in response to the Derivatives Concept Release.

Response: The Trust respectfully declines to make the requested change because the Trust believes that its current policies and disclosure clearly explain to investors the extent to which the Fund intends to concentrate its investments in a particular industry. The Trust notes that disclosure immediately following the fundamental investment restrictions of the Target Funds currently states:

Notwithstanding any other fundamental investment restriction or policy, each of the Target Funds may invest some or all of its assets in a single registered open-end investment company or a series thereof. Unless specified above, any fundamental investment restriction or policy of any such registered open-end investment company or series thereof shall not be considered a fundamental investment restriction or policy of the Target Funds.

The Trust respectfully submits that the flexibility it has retained in this regard is consistent with prior statements of the Staff regarding industry concentration as described below. For example, in BlackRock Multi-Sector Income Trust, SEC Staff No-Action Letter (July 8, 2013), the Staff stated: “[s]ection 8(b)(1) of the 1940 Act requires an investment company (“fund”) to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments,… Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.” (Footnotes omitted and emphasis added).

55.	Comment: The Staff notes that disclosure in the section titled “Disclosure of Portfolio Holdings” currently states: “Except to the extent permitted under the Funds’ portfolio holdings disclosure policies and procedures, Confidential Portfolio Information may not be disseminated for compensation or other consideration.” The Staff directs the Trust to Investment Company Act Release No. 26418 (April 2004), which states:

We are also adopting, with modifications, a requirement that a mutual fund describe in its SAI any ongoing arrangements to make available information about the fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements and any compensation or other consideration received by the fund, its investment adviser, or any other party in connection with each such arrangement. An instruction to this requirement clarifies that the consideration required to be disclosed includes any agreement to maintain assets in the fund or in other investment companies or accounts managed by the fund’s investment adviser or by any affiliated person of the investment adviser.

Please revise disclosure in the SAI to include the extent to which compensation can be received by the Manager or its affiliates for providing the Funds’ portfolio holdings information to third parties, or, alternatively, please confirm that neither the Manager nor any of its affiliates receives such compensation.

Response: The Trust confirms that neither the Manager nor any its affiliates receives compensation for providing the Funds’ portfolio holdings information to third parties.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George G. Baxter IV

George G. Baxter IV, Esq.

cc:	Julian F. Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Maureen A. Meredith, Esq.